Filed by Cohen Circle Acquisition Corp. I
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.
Commission File No.: 001-42369
Date: July 31, 2025

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VEON
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"We have a winning formula with a competitive advantage creating a unique value proposition"

Київстар CEO Oleksandr Komarov spoke to Nicholas Clayton, host of SPAC Insider, about how he hopes Kyvistar's acquisition of Uklon will play a key role in bolstering our digital operator strategy in Ukraine and beyond.

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VEON
KYIVSTAR
Nick Clayton
SPACInsider Host
I wanted to talk about the Uklon acquisition as well,
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Inside Kyivstar's $2.2B SPAC Deal: Rebuilding Ukraine, One Tower at a Time
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Nick Clayton
SPACInsider Host

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VEON @VEONGroup · Jul 30

"We have a winning formula with a competitive advantage creating a unique value proposition"

@TwiyKyivstar CEO Oleksandr Komarov spoke to Nick Clayton, host of @spac_insider, about how he hopes Kyvistar's acquisition of @uklon will play a key role in bolstering our digital

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VEON | KYIVSTAR
Oleksandr Komarov
Kyivstar CEO
And of course, it's an extremely strong enrichment of our ecosystem in Ukraine.
SPAC Insider
0:49
Listen now
Inside Kyivstar's $2.2B SPAC Deal: Rebuilding Ukraine, One Tower at a Time
With
Nick Clayton
SPACInsider Host

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